Exhibit 77(i)

Terms of new or amended securities

At the March 27, 2009 meeting, the Board of Trustees of ING Funds Trust approved an arrangement whereby ING Funds Distributor, LLC and ING Investments, LLC have contractually agreed to waive a portion of their distribution and/ or shareholder servicing fees and advisory fees, as applicable, and to reimburse certain expenses of ING Classic Money Market Fund to the extent necessary to assist the Fund in maintaining a yield of not less than zero. Management fees waived and expenses reimbursed are subject to possible recoupment by ING Investments, LLC and ING Funds Distributor, LLC within three years. In no event will the amount of the recoupment on any day exceed 20% of the yield (net of all expenses) of the Fund on that day. This waiver is effective as of January 27, 2009 and will continue through August 1, 2010.